FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: July 12th, 2004

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the amount to be paid upon exercise of the stock acquisition rights

(English Translation)

July 12, 2004

Announcement regarding the amount to be paid upon exercise of the stock acquisition rights

NEC Corporation hereby inform you that the amount to be paid per share upon exercise of each "Stock Acquisition Right" (rights to subscribe for or acquire shares from the company - shinkabu yoyakuken -) for its stock option plan, the issue of which was approved at the 166th Annual General Meeting of Shareholders of NEC Corporation on June 22, 2004, was fixed today as follows:

The amount to be paid upon exercise of the Stock Acquisition Rights:

801 Japanese yen per share

Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights:

400 Japanese yen per share

* The other terms as to the Stock Acquisition Rights have been already disclosed on April 28, 2004 or July 8, 2004.